SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35579; 812-15730

GoldenTree Opportunistic Credit Fund and GoldenTree Asset Management Credit Advisor LLC



Sherry R. Haywood,

Assistant Secretary.